Exhibit 12.1

	Historical			Pro Forma
	Fiscal year ended December 31,			Fiscal year ended December 31,
	2009	2008	2007	2009
Earnings
Net income (loss) attributable to Partners	$21,914	$75,740	$91,888	$24,457
Income from joint ventures	(1,586)	(2,673)	(1,724)	(1,586)
Fixed charges	123,200	109,610	110,435	148,223
Amortization of capitalized interest	6,657	6,745	6,929	6,657
Distributions from joint ventures	3,161	3,691	3,681	3,161
Capitalized interest	(13,701)	(6,020)	(1,848)	(13,701)

Earnings before fixed charges	$139,645	$187,093	$209,361	$167,211

Fixed Charges
Interest expense	$108,388	$102,669	$107,906	$133,411
Capitalized interest	13,701	6,020	1,848	13,701
Interest implicit in rentals	1,111	921	681	1,111

Total fixed charges	$123,200	$109,610	$110,435	$148,223

Ratio of earnings to fixed charges	1.1	1.7	1.9	1.1